Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

KingsCrowd, Inc.
101 Glen Lennox Drive
Chapel Hill, NC 27517
https://kingscrowd.com/

Up to $3,999,999.00 in Class A Common Stock at $0.29
Minimum Target Amount: $9,999.78

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: KingsCrowd, Inc.
Address: 101 Glen Lennox Drive, Chapel Hill, NC 27517
State of Incorporation: DE
Date Incorporated: December 14, 2017

Terms:

Equity

Offering Minimum: $9,999.78 | 34,482 shares of Class A Common Stock
Offering Maximum: $3,999,999.00 | 13,793,100 shares of Class A Common Stock
Type of Security Offered: Class A Common Stock
Purchase Price of Security Offered: $0.29
Minimum Investment Amount (per investor): $500.54

*Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.

Investment Incentives and Bonuses*

Loyalty Bonus - As a valued previous supporter or newsletter subscriber of KingsCrowd, you qualify for 10% bonus shares.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks and receive 5% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive 10% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive 12% bonus shares

Early Bird 4: Invest $25,000+ within the first 2 weeks and receive 13% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks and receive 15% bonus shares

Flash Perk 1: Invest $2,500+ between day 30-35 and receive 5% bonus shares

Flash Perk 2: Invest $2,500+ between day 55-60 and receive 5% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $500+ and receive 1 free month of Edge subscription for new subscribers

Tier 2 Perk: Invest $1,000+ and receive 3 free months of Edge subscription + 5% bonus shares.

Tier 3 Perk: Invest $5,000+ and receive 6 months free Edge subscription + 7% bonus shares.

Tier 4 Perk: Invest $10,000+ and receive 1 year free Edge subscription + 10% bonus shares.

Tier 5 Perk: Invest $25,000+ and receive 1 year Edge + 50% off minimum investment on KC Capital Fund + 12% bonus shares.

Tier 6 Perk: Invest $50,000+ and receive 2 year Edge subscription + 50% off on KC Capital fund investment minimum + 50% reduction in carry fees + 15% bonus shares.

The 10% StartEngine Venture Club Bonus

KingsCrowd will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Common Stock at $0.29 / share, you will receive 110 shares of Class A Common Stock, meaning you'll own 110 shares for $29. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in

addition to the aforementioned bonus.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

Booked Sales Disclosure

*Booked sales includes all cash-based revenues and the full value of all contracts signed for in 2025 that are obligated to be paid for. However due to accrual based accounting and how our advisory contracts are accounted for several booked sales will first appear as deferred revenue, accounts receivables or as unrecognized revenue liabilities until contracts are complete. More details follow: Booked sales include subscription revenues (including annual and monthly), data sales (including annual and monthly licenses) and all advisory contracts that have been signed for. However, annual contracts for subs and data licenses are realized over 1 year meaning $150 for an annual contract sold in December will be realized as $12.50 in 2025 and the remaining will be realized in 2026. In accrual based accounting these items will be included on the balance sheet as deferred revenue, not as revenue in 2025. Additionally for advisory contracts such as our Form 1-A offering, clients will sign up typically at a rate of $65,000. However, they will only pay a portion upfront and the remaining amount at time of qualification, which can be 3-9 months later. Only first payments will be included in revenues with the remaining going into an unrecognized revenue category in the liabilities section of our balance sheet. Additionally, any payments we have invoiced to clients but have not yet received will be recognized as an asset on the balance sheet as an accounts receivable but not yet as revenue.

The Company and its Business

Company Overview

Company Overview

KingsCrowd serves as a one-stop solution for data, advisory, and capital allocation, KingsCrowd has established itself as a definitive resource for the Reg CF and Reg A+ markets. KingsCrowd includes a comprehensive data-driven platform that powers the burgeoning digital private capital markets. Over the past seven years, KingsCrowd has built one of the most robust private equity database in the United States, offering standardized financial data on nearly 10,000 private companies. By leveraging AI technology, KingsCrowd delivers actionable insights to retail investors, institutions, and founders. KingsCrowd also provides advisory services for founders seeking to enter the crowdfunding space.

Business Model

KingsCrowd operates a multi-faceted business model that caters to consumers, institutions, and platforms within the private markets ecosystem. Revenue streams include subscriptions to data and analytics tools, advisory services for founders, and institutional data licensing. Additionally, the company has diversified by launching KingsCrowd Capital, a fund designed to provide unique investment opportunities. KingsCrowd also generates income through virtual and live sponsored events focused on alternative investing.

Intellectual Property

We believe that KingsCrowd's proprietary database is its core competitive advantage. The database aggregates real-time and historical data on private companies, including SEC filings, funding platform APIs, and crowdsourced user insights. This dataset provides comprehensive, accurate financial information and performance tracking, making KingsCrowd a prominent source of industry data. The company's technology also includes AI-powered analytics and valuation tools that deliver unique insights into market trends and company performance.

Corporate Structure

KingsCrowd, Inc. was initially organized as Kings Crowd LLC, a Delaware limited liability company on December 14, 2017 and converted to a Delaware corporation on December 29, 2020.

The company has grown both organically as well as through the acquisitions of assets of other companies.

The company offers the following services:

- subscription based research and data tools into online private markets;

- Historical databases of the Reg CF and Reg A industry as well as API access to the Kingscrowd database;

- an investor relations portal, a free tool that helps companies templatize and streamline investor communications to their crowdfunding investors;

- online training and educational tools; and

- sponsorships.

In addition, KingsCrowd operates through the following operating subsidiaries:

- Kingscrowd Advisory, Inc. ("CrowdCheck") – CrowdCheck is an advisory firm providing due diligence and compliance services for Regulation CF, Regulation A and Regulation D offerings. The company began offering these services in April 2025, after it purchased certain assets related to the due diligence and compliance services business operated by CrowdCheck, Inc., including, but are not limited to, intellectual property, contractual rights, goodwill, customer lists, and operational records. The company facilitates legal advisory services to clients through our relationship with CrowdCheck Law LLP.*

- Lawbot LLC - Under its "Raisepapers" brand, the company offers founders a suite of tools, most notably software-based solutions for creating drafts of Form Cs, Form 1-As and private placement memoranda suitable for Regulation D offerings as well as Form C-ARs. The company began offering these services in 2023, when it purchased a 50.1% stake in LawBot LLC ("LawBot"). The company currently has the option to purchase the remaining interest in LawBot.

- Kingscrowd Capital LLC - The company offers accredited investors the opportunity to invest in a diversified fund.

*CrowdCheck Law LLP also provides services to StartEngine.

Competitors and Industry

Competitors

KingsCrowd competes with major players in the financial data industry, such as PitchBook and Bloomberg, as well as smaller niche platforms focusing on private equity and crowdfunding. However, KingsCrowd's real-time, standardized financial data on private companies sets it apart. Unlike traditional platforms, KingsCrowd's data is specifically tailored to the fast-growing Reg CF and Reg A+ markets, offering unique insights into this emerging asset class. In addition for our advisory and Raisepaper services we compete with various vendors in the space, including for Regulation CF many of the crowdfunding intermediaries who have their own internal drafting tools.

Industry

The online private equity and debt markets are experiencing positive growth, with the sector projected to reach $13 trillion in transactions over the next decade. Trends driving this growth include companies staying private longer, the rise of retail investors, and regulatory advancements such as the JOBS Act and Reg CF updates. As a leader in the space, we believe we are well-positioned to capitalize on these shifts and solidify its role as the go-to data provider in this evolving industry.

Current Stage and Roadmap

Current Stage

Through organic growth as well as through acquisitions, the company continues to grow and increase the scope of its services. It continues to offer and develop its flagship data and analytic tools as well as providing a range of advisory as well as technology driven services to meet the needs of the various stakeholders in the private markets ecosystem.With a growing team of twenty three full time employees and a proven product-market fit, KingsCrowd is actively investing in outbound sales, marketing, and R&D to enhance its platform and scope of its services.

Future Roadmap

KingsCrowd aims to scale its operations by hiring dedicated sales and marketing teams to accelerate growth across its consumer and advisory segments. The company plans to launch new subscription tiers, develop advanced performance-tracking tools, and introduce a differentiated fund product.

THIS OFFERING DOCUMENT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT", "CAN" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON

The Team

Officers and Directors

Name: Chris Lustrino

Chris Lustrino's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer, Principal Accounting Officer, Director
  Dates of Service: May, 2018 - Present
  Responsibilities: Chris is the founder and CEO of KingsCrowd Inc., responsible for the strategy, growth and team management. He receives an annual salary of $142,000.

Other business experience in the past three years:

- Employer: Players TV
  Title: Advisor
  Dates of Service: August, 2022 - Present
  Responsibilities: Chris helps Players TV navigate capital raising strategy on an as needed basis, typically two to three times a quarter.

Other business experience in the past three years:

- Employer: raisepapers
  Title: President
  Dates of Service: February, 2023 - Present
  Responsibilities: Chris runs sales and strategy for raisepapers, a majority owned subsidiary of Kingscrowd, Inc.

Other business experience in the past three years:

- Employer: The Kernel
  Title: Advisor
  Dates of Service: October, 2024 - Present
  Responsibilities: Chris helps this organization navigate the RegCF space with knowledge sharing and industry connections.

Other business experience in the past three years:

- Employer: Smile Dating App
  Title: Advisor
  Dates of Service: November, 2021 - November, 2022
  Responsibilities: Chris helped Smile navigate capital raising strategy.

Name: Cecilia Lenk

Cecilia Lenk's current primary role is with Netcapital, Inc.. Cecilia Lenk currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: May, 2018 - Present
  Responsibilities: Cecilia is on the board and helps to manage the board alongside Chris Lustrino and Daniel Waterman. She does not receive cash compensation.

Other business experience in the past three years:

- Employer: Netcapital, Inc.
  Title: CEO, Netcapital Advisors Inc.
  Dates of Service: November, 2020 - Present
  Responsibilities: Cecilia leads the Netcapital Advisors business as Chief Executive.

Name: Daniel Waterman

Daniel Waterman's current primary role is with Coldwell Banker Residential Real Estate. Daniel Waterman currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: May, 2018 - Present
  Responsibilities: Daniel assists on the board alongside Chris Lustrino and Cecilia Lenk. Daniel does not receive cash compensation. Daniel is the majority shareholder owner of the Company.

Other business experience in the past three years:

- Employer: Coldwell Banker Residential Real Estate
  Title: Realtor
  Dates of Service: December, 2015 - Present
  Responsibilities: Assist clients with the purchase and sale of homes.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment,

there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

We may not have enough capital as needed and may be required to raise more capital
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with Voting Rights
The Class A Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a

portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CF and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We are an early stage company and have not yet generated any profits

KingsCrowd was formed on December 14, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. KingsCrowd, Inc. has incurred a net loss since inception. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.. If you are investing in our company, it's because you think that KingsCrowd is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed.

We are an early stage company operating in a new and highly competitive industry

The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to programmers,

accountants, lawyers, public relations firms, and advertisers. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Risk associated with acquisition-driven growth
We have grown (and plan to continue growing) through acquisitions, which may expose us to several risks. We may struggle to integrate acquired businesses, including their operations, technologies, and personnel and acquisitions may lead to unanticipated liabilities or costs, For instance, in 2025, we acquired the business of Crowd Diligence Inc. and certain assets of CrowdCheck, Inc.,and as we continue to integrate those operations, we may encounter challenges, including aligning business processes, systems, and corporate cultures. Successfully managing these integration efforts has and will require significant time and resources, and any delays or inefficiencies could impact our operations and financial performance. Additionally, the assumption of debt and issuance of shares as consideration for these acquisitions has increased our debt burden as well as resulted in dilution to existing stockholders, both of which may affect the market value of our stock. There is no guarantee that the expected benefits of these acquisitions and future acquisitions will be realized as anticipated.

Our acquisitions have included a significant debt obligation, which could strain our liquidity and limit future strategic options.
As part of our acquisitions in 2025, we issued promissory notes as well as provided warrants. Specifically, the CrowdCheck asset purchase included the issuance of two promissory notes: (1) a $4,000,000 promissory note to the owner of CrowdCheck which has monthly payments tied to net income and offering proceeds and (2) a $500,000 promissory note which matures in April 2026 to an existing investor in KingsCrowd. See, "Indebtedness" and "Related Party Transactions." In addition, we have issued warrants to that KingsCrowd investor in connection with this purchase as well as convertible promissory notes in connection with the Crowd Diligence acquisition. These obligations could impair our ability to raise capital, invest in growth, or respond to business challenges. If revenues underperform, we may face challenges meeting our repayment schedule. In addition, the warrants can dilute investors in our company.

There is no assurance that the acquired business will perform as expected or generate anticipated revenues.
The future performance of the acquired assets depends on multiple factors, including client retention, regulatory shifts, and market demand for compliance services. Historical performance may not be indicative of future results, and actual outcomes may differ materially from our expectations.

The success of the acquired business may depend on certain individuals, and we may not be able to retain them.
Our ability to realize the value of the acquisition may depend on retaining key individuals associated with the acquired business, including subject matter experts in exempt offerings. If we are unable to retain or replace such talent, it may affect client relationships and service delivery.

Multiple Business Lines Complexity and Conflicts of Interest.
The Company operates multiple business lines within the private company space. Managing several different businesses simultaneously strains management attention and resources. The founder and small team must divide focus among competing priorities, potentially resulting in underperformance in one or more areas. Hiring specialized personnel for each segment may exceed available financial resources.

Limited Insurance Coverage.

We maintain only limited insurance, and our policies may not cover all potential liabilities or losses. Claims or events that exceed our coverage, fall within exclusions, or are uninsured could require significant out-of-pocket costs and materially affect our financial condition.

Dependence on CEO.
We rely heavily on our CEO, Chris Lustrino, for key operational, strategic, and compliance functions, and we do not carry key-person insurance. If our CEO becomes unavailable or leaves the company, our business and growth plans could be materially harmed.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Nantascot LLC (Majority Owned and Managed by Daniel Waterman)	8,384,865	Class B Common Stock	41.33%

The Company's Securities

The Company has authorized Class A Common Stock, and Class B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 13,793,100 of Class A Common Stock.

Class A Common Stock

The amount of security authorized is 150,000,000 with a total of 86,883,079 outstanding.

Voting Rights

One vote per share. Please see voting rights in this offering below which contain a voting proxy.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Stock Options & Warrants

The total amount outstanding includes 3,300,000 shares to be issued pursuant to warrants reserved for issuance.

The total amount outstanding does not include 9,4322,222 shares to be issued pursuant to shares reserved for issuance under the Company's stock plan.

Under our certificate of incorporation, the Class A common stock and Class B common stock are identical in all respects, except that each share of Class A common stock is entitled to one vote per share and each share of Class B common stock is entitled to ten votes per share. The two classes of common stock generally vote together as a single class on all matters submitted to a vote of our stockholders, except as otherwise required by law and our certificate of incorporation. The two classes of common stock participate ratably, meaning that each share of common stock is treated equally, with respect to dividends and distributions declared by the board of directors and in any distribution of our assets available for distribution to our stockholders upon any liquidation or winding up of our Company. Each outstanding share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock, and will convert automatically into one share of Class A common stock on certain other events.

Class B Common Stock

The amount of security authorized is 15,000,000 with a total of 12,427,839 outstanding.

Voting Rights

10 votes per share.

Material Rights

Under our certificate of incorporation, the Class A common stock and Class B common stock are identical in all respects,

except that each share of Class A common stock is entitled to one vote per share and each share of Class B common stock is entitled to ten votes per share. The two classes of common stock generally vote together as a single class on all matters submitted to a vote of our stockholders, except as otherwise required by law and our certificate of incorporation. The two classes of common stock participate ratably, meaning that each share of common stock is treated equally, with respect to dividends and distributions declared by the board of directors and in any distribution of our assets available for distribution to our stockholders upon any liquidation or winding up of our Company. Each outstanding share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock, and will convert automatically into one share of Class A common stock on certain other events.

What it means to be a minority holder

As a minority holder of Class A Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Additionally, this valuation calculation does not take into account certain securities that may be issued in the near future by the Company. Please refer to the Company Securities section and the company risk factors to further understand how this may impact your investment.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $775,000.00
  Number of Securities Sold: 775,000
  Use of proceeds: General operations
  Date: December 15, 2022
  Offering exemption relied upon: 506(c)

- Name: Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $976,250.00
  Number of Securities Sold: 6,101,562
  Use of proceeds: General operations
  Date: February 01, 2024

Offering exemption relied upon: 506(c)

- Name: Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $308,721.00
  Number of Securities Sold: 1,927,631
  Use of proceeds: General operations
  Date: April 30, 2024
  Offering exemption relied upon: Regulation CF

- Name: Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $743,200.00
  Number of Securities Sold: 4,645,000
  Use of proceeds: General operations
  Date: December 31, 2024
  Offering exemption relied upon: 506(c)

- Name: Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $4,291,847.00
  Number of Securities Sold: 5,127,062
  Use of proceeds: General Operations ($3,739,301 was paid to the Company and $552,546 was paid to certain selling shareholders, including Christopher Lustrino, our president and a director, and an affiliate of Daniel Waterman, a director of the Company.)
  Date: April 28, 2023
  Offering exemption relied upon: Regulation A+

- Name: Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $204,107.50
  Number of Securities Sold: 1,237,015
  Use of proceeds: Shares issued in connection with Crowd Lustro acquisition
  Date: January 02, 2025
  Offering exemption relied upon: Section 4(a)(2)

- Name: Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $206,559.08
  Number of Securities Sold: 1,443,064
  Use of proceeds: General operations
  Date: April 30, 2025
  Offering exemption relied upon: Regulation CF

- Name: Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 11,140
  Use of proceeds: None; sold in relation to Reg CF offering compensation to Broker-Dealer
  Date: November 30, 2025
  Offering exemption relied upon: Section 4(a)(2)

- Name: Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $2,119,440.00
  Number of Securities Sold: 11,844,385
  Use of proceeds: General operations
  Date: December 15, 2025
  Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Total revenue decreased by $108,534, or 15%, to $608,431 for the year ended December 31, 2024 compared to total revenue of $716,965 during the year ended December 31, 2023. The decrease in revenue was attributable principally to the winding down of Early Investing ($41k in prior year), a slight decrease in subscription revenues, and $67k of prior year revenue that was written off in 2024.

Cost of Sales

The company does not record any costs of goods sold and categorizes all expenses as operating expenses due to the business model.

Expenses

General, Administrative, and Operations.

 General, administrative and operations expense decreased by $1,254,218, or approximately 36%, to $2,263,621 for the year ended December 31, 2024 compared to $3,517,839 for the year ended December 31, 2023. The decrease was primarily attributable to a decrease of $989,832 in stock compensation, a decrease of $231,785 in personnel related and subcontractor expenses, a decrease of $95,008 in depreciation, and a decrease of $66,346 in professional and consulting fees offset by an increase of $514,126 in amortization and an increase of $14,278 in reimbursable expenses.

Research and Development

Research and development expense decreased by $67,488, or approximately 10 %, to $586,760 for the year ended December 31, 2024 compared to $654,248 for the year ended December 31, 2023. The decrease was attributable to a decrease of $422,274 in database development, a decrease of $105,967 in stock compensation, and a decrease of $80,830 in amortization of software development offset by an increase of $52,616 in personnel-related and subcontractor expenses, and an increase of $76,798 in software and technology.

Sales and Marketing

Sales and marketing expense decreased by $157,252, or approximately 62%, to $96,067, for the year ended December 31, 2024 compared to $253,319 for the year ended December 31, 2023. The decrease in sales and marketing expense was attributable to a decrease of $152,777 in personnel-related expenses, a decrease of $23,929 in stock compensation offset by an increase of $10,545 in advertising and an increase of $8,948 in professional fees.

Sales and marketing – customer list amortization

Customer list amortization recognition resulting from customer list asset acquired from Early Investing, LLC decreased by $41,002, or approximately 100% to $0 for the year ended December 31, 2024 compared to $41,002 for the year ended December 31, 2023 as these assets were fully amortized.

Historical results and cash flows:

The Company is currently in the early growth stage and revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we have built a lean business structure and leaned heavily into building out our business/revenue lines. Additionally, we have formed our position in a fast growing market that we think is entering a phase of strong growth that we will aim to be a leader in. Past cash was primarily generated through sales and equity investments. Our goal is to maintain a manageable burn that can be flexed downward if needed. We are entering a phase where we feel we have found product market fit both with our consumer and advisory offerings and will look to lean into the growth of both of these business lines. We believe with the addition of some key new team members focused on sales and marketing we can begin to scale these revenue lines without adding significant overhead. We plan to lead with sales growth and as well as R&D spend to increase our product launch velocity. We also plan to employ agencies such as marketing agencies where possible, which provides far more flexibility in terms of flexing up and down spend. We have historically grown organically as well as through acquisitions. The assets purchased to initiate work on our Kingscrowd Advisory product line, including signing onto a multiyear profit sharing agreement. Payments under the agreement are due until April 2031 or upon payment of an aggregate of $4 million, whichever occurs first. Payment is only required to the extent there are net profits from this line of business. As the acquisition occurred in the first half of 2025,

the profit and loss from this line of business was not recorded in last year's financial statements but will be included in future years.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 9th, 2025, the Company had approximately $311,145 in cash on hand across its operating accounts and maintains a $130,000 line of credit with Headway Capital. In addition, the Company has $600,000 in executed but unfunded subscription agreements that are expected to be funded by year-end, which would increase total available cash resources to approximately $911,145.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

These funds are required to support our continued investment in our team including sales, marketing as well as data analysis, and R&D.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 30 - 40% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal, we anticipate the Company will be able to operate for seven to nine months. This is based on a current monthly burn rate of $75,000-$85,000 for expenses related to salaries, R&D and general administrative expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate for three to four years. This is based on a projected monthly burn rate of $50,000 for expenses related to salaries, R&D, general administrative expenses and sales and marketing.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including future equity raises and debt raises. There are no additional equity raises planned but it is something we will always consider based on growth, market conditions, etc. Future debt raises will be based on considering non-dilutive funding especially if we have a clear sense of CAC in the consumer space, we can lead with debt to drive growth knowing we can cover debt payments with growth, without needing to raise dilutive funding.

Indebtedness

- Creditor: Stripe Capital (for KC Inc.)
  Amount Owed: $17,887.80
  Interest Rate: 10.5%
  Maturity Date: March 09, 2027

- Creditor: Scott Group LLC
  Amount Owed: $155,818.00
  Interest Rate: 9.0%
  Maturity Date: November 09, 2027

- Creditor: Gold Ridge ($500K Bridge Loan to purchase CrowdCheck)

Amount Owed: $300,000.00
Interest Rate: 0.0%

- Creditor: Stripe Capital (for Lawbot LLC)
  Amount Owed: $43,637.00
  Interest Rate: 12.1%
  Maturity Date: November 30, 2026

- Creditor: JRB Consulting, LLC
  Amount Owed: $150,000.00
  Interest Rate: 50.0%
  Maturity Date: December 05, 2026
  This note shall be repaid based on a factor repayment structure. If the Note is repaid within 3 months from the Issue Date, the Borrower shall repay $165,000; if repaid within 6 months, $172,500; if repaid after 6 months, $225,000.

Related Party Transactions

- Name of Entity: Lawbot, LLC
  Names of 20% owners: Kingscrowd, Inc.
  Relationship to Company: Subsidiary
  Nature / amount of interest in the transaction: There is currently no outstanding balance with respect to this transaction.
  Material Terms: In 2018, LawBot, LLC obtained loans from its members with an aggregate principal balance of $284,843. The notes had a simple interest rate of 12% per annum and matured on March 31, 2026, as amended. As of December 31, 2023, the total principal of $284,843 and the accrued interest of $134,779 remain outstanding. During the year ended December 31, 2023, the interest expense recognized amounted to $27,668. There is currently no outstanding balance with respect to this transaction.

- Name of Entity: Kingscrowd Advisory, Inc. ("CrowdCheck")
  Names of 20% owners: Kingscrowd, Inc.
  Relationship to Company: Subsidiary
  Nature / amount of interest in the transaction: Principal balance of $150,000; $72,204 balance as of December 9, 2025.
  Material Terms: The loan has an interest rate of 5%.

Valuation

Pre-Money Valuation: $28,800,166.22

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The Company only has Common Stock outstanding. The Company does not have any convertible securities currently outstanding.

In making this fully diluted valuation calculation, the Company has not taken into account any shares that may issued pursuant to stock options reserved for issuance or outstanding warrants.

Additionally, the company has not taken into account shares that may be issued in connection with recent acquisitions (see company securities section for additional information).

Use of Proceeds

If we raise the Target Offering Amount of $9,999.78 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Research & Development
  12.5%
  We will use 15-20% of the funds raised for continued tech development investments including the buildout of our founder advisory business functions including the integration of our raisepapers platform into the backend of Kingscrowd providing one tech platform to power both lines of business as well as a new tech-enabled version of CrowdCheck. We will also invest in integrating in investor relations tool that founders can utilize to more efficiently provide data and updates to their investors. We will continue to add unique new features to Kingscrowd, most

importantly, more tracking and update capabilities for investors to better follow their investment portfolio performance and add new levels of membership including a pro tier for industry professionals and a premier tier for super-users of the Kingscrowd platform.

- Company Employment
  20.0%
  We will use 20-30% of the funds to hire key personnel for daily operations, including the following roles: Sales and Marketing, tech and investment analysis. Wages to be commensurate with training, experience and position.

- Market and Sales
  25.0%
  We will use 30-40% of the funds to invest in sales and marketing budget to support outbound marketing campaigns and lead generation both for our consumer subscription/capital business as well as our founder advisory business. This will include everything from social media marketing, attending events, sponsoring events and newsletters, partnering with referral partners, and other campaigns deemed valuable to capturing our core audience of users across our unique revenue lines.

- Acquisition capital
  20.0%
  We will use ~20% of funds for financing current and future potential acquisitions on both the consumer and advisory side of the business.

- Working Capital
  7.5%
  We will use 5-10% of the funds for working capital to cover expenses for the general operation of our business including necessary softwares, subscriptions, office space, etc. needed as well as ongoing day-to-day operations of the Company.

- StartEngine Reg CF Campaign Marketing
  7.5%
  We will use 5-10% of the funds to market the crowdfunding campaign.

If we raise the over allotment amount of $3,999,999.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Research & Development
  12.5%
  We will use 15-20% of the funds raised for continued tech development investments including the buildout of our founder advisory business functions including the integration of our raisepapers platform into the backend of Kingscrowd providing one tech platform to power both lines of business as well as a new tech-enabled version of CrowdCheck. We will also invest in integrating in investor relations tool that founders can utilize to more efficiently provide data and updates to their investors. We will continue to add unique new features to Kingscrowd, most importantly, more tracking and update capabilities for investors to better follow their investment portfolio performance and add new levels of membership including a pro tier for industry professionals and a premier tier for super-users of the Kingscrowd platform.

- Company Employment
  20.0%
  We will use 20-30% of the funds to hire key personnel for daily operations, including the following roles: Sales and Marketing, tech and investment analysis. Wages to be commensurate with training, experience and position.

- Market and Sales
  25.0%
  We will use 30-40% of the funds to invest in sales and marketing budget to support outbound marketing campaigns and lead generation both for our consumer subscription/capital business as well as our founder advisory business. This will include everything from social media marketing, attending events, sponsoring events and newsletters, partnering with referral partners, and other campaigns deemed valuable to capturing our core audience of users across our unique revenue lines.

- Acquisition capital
  20.0%
  We will use ~20% of funds for financing current and future potential acquisitions on both the consumer and advisory side of the business.

- Working Capital
  7.5%

We will use 5-10% of the funds for working capital to cover expenses for the general operation of our business including necessary softwares, subscriptions, office space, etc. needed as well as ongoing day-to-day operations of the Company.

- StartEngine Reg CF Campaign Marketing
  7.5%
  We will use 5-10% of the funds to market the crowdfunding campaign.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://kingscrowd.com/ (https://kingscrowd.com/annual-reports/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/kingscrowd-cf3

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR KingsCrowd, Inc.

[See attached]

KingsCrowd, Inc. and subsidiaries
A Delaware Corporation

Independent Auditor's Report and Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

KingsCrowd, Inc.

TABLE OF CONTENTS

Page

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024 AND 2023 AND FOR THE YEARS THEN ENDED:



INDEPENDENT AUDITOR'S REPORT

To: Board of Directors, KingsCrowd, Inc. and subsidiary

We have audited the accompanying consolidated financial statements of KINGSCROWD, INC. and subsidiary (the "Company"), which comprise the consolidated balance sheet as of December 31, 2024 and 2023, and the related statements of operations, changes in shareholders' equity, and cash flows for the calendar years thus ended, and the related notes to such consolidated financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations, shareholders' deficit and its cash flows for the calendar years 2024 and 2023 calendar year in accordance with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the Notes to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,



IndigoSpireCPA, PC
San José, California

May 21, 2025

KINGSCROWD, INC.
CONSOLIDATED BALANCE SHEETS
As of December 31, 2024 and December 31, 2023

	December 31,			
	2024		**2023**	
ASSETS				
Current Assets:				
Cash and cash equivalents	$	146,477	$	427,009
Subscription receivable		20,000		13,750
Accounts receivable		11,820		78,329
Other receivables		1,324		1,324
Prepaid expenses		8,299		-
Total Current Assets		187,920		520,412
Non-Current Assets:				
Investment in SAFE		50,000		50,000
Property and equipment, net		138		1,671
Intangible assets, net		2,244,568		2,761,432
Goodwill		649,973		649,973
Total Non-Current Assets		2,944,679		3,463,076
TOTAL ASSETS	$	3,132,599	$	3,983,488

See Independent Auditor's Report and accompanying notes, which are an integral part of these
consolidated financial statements.

	December 31,	
	2024	**2023**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 388,219	$ 329,366
Deferred revenue	209,726	238,456
Due to members	284,843	284,843
Loans payable, current portion	92,686	223,707
Acquisition payable	369,020	369,020
Other current liabilities	178,575	169,750
Total Current Liabilities	1,523,069	1,615,142
Non-current Liabilities:		
Loans payable, net of current portion	136,111	-
Other non-current liabilities	6,389	6,389
Total Non-current Liabilities	142,500	6,389
Total Liabilities	1,665,569	1,621,531
Stockholders' Equity:		
Class A common stock, $0.0001 par value, 150,000,000 shares authorized, 61,220,220 and 54,096,689 shares issued and outstanding as of December 31, 2024 and 2023, respectively	6,124	5,410
Class B common stock, $0.0001 par value, 15,000,000 shares authorized, 12,427,839 and 12,427,839 shares issued and outstanding as of December 31, 2024 and 2023, respectively	1,242	1,242
Additional paid-in capital	18,516,537	17,029,318
Accumulated deficit	(17,097,055)	(14,856,856)
Total stockholders' equity attributable to KingsCrowd, Inc.	1,426,848	2,179,114
Non-controlling interests	40,183	182,843
Total Stockholders' Equity	1,467,030	2,361,957
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 3,132,599	$ 3,983,488

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

KINGSCROWD, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31, 2024 and 2023

| | December 31 | |
	2024	2023
Net revenues	$ 608,431	$ 716,965
Operating Expenses:		
General, administrative, and operations	2,263,621	3,517,839
Research and development	586,760	654,248
Sales and marketing	96,067	253,319
Sales and marketing – customer list amortization	-	41,002
Total Operating Expenses	2,946,448	4,466,408
Loss from operations	(2,338,017)	(3,749,443)
Other Income/(Expense):		
Interest expense	(153,597)	(102,642)
Others - net	108,754	86,262
Total Other Income/(Expense)	(44,841)	(16,380)
Provision for income taxes	-	-
Net loss	$ (2,382,859)	$ (3,765,823)
Net loss attributable to KingsCrowd, Inc.	(2,240,199)	(3,653,530)
Net loss attributable to non-controlling interests	(142,660)	(112,293)
	(2,382,859)	(3,765,823)
Weighted average common shares outstanding		
-Basic and Diluted	67,134,516	63,332,100
Net loss per common share attributable to KingsCrowd, Inc. stockholders		
-Basic and Diluted	$ (0.04)	$ (0.06)

KINGSCROWD, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the years ended December 31, 2024 and 2023

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total	Non-controlling Interests	Total Stockholders' Equity
	Shares	Amount	Shares	Amount					
Balance at December 31, 2023	54,096,689	$ 5,410	12,427,839	$ 1,242	$ 17,029,318	$ (14,856,856)	$ 2,179,114	$ 182,843	$ 2,361,957
Issuance of common stock - Reg D	3,676,249	368	-	-	611,529	-	611,897	-	611,897
Issuance of common stock - Reg CF	1,929,506	193	-	-	308,528	-	308,721	-	308,721
Issuance of common stock - advisors	688,478	69	-	-	150,704	-	150,773	-	150,773
Issuance of common stock - consultants	300,048	31	-	-	300,017	-	300,048	-	300,048
Issuance of common stock - employees	529,250	53	-	-	131,877	-	131,929	-	131,929
Offering costs	-	-	-	-	(15,436)	-	(15,436)	-	(15,436)
Net loss	-	-	-	-	-	(2,240,199)	(2,240,199)	(142,660)	(2,382,859)
Balance at December 31, 2024	61,220,220	$ 6,124	12,427,839	$ 1,242	$ 18,516,537	$ (17,097,055)	$ 1,426,848	$ 40,183	$ 1,467,030
Balance at December 31, 2022	44,631,838	$ 4,465	12,427,839	$ 1,242	$ 14,333,244	$ (11,203,326)	$ 3,135,625	$ -	$ 3,135,625
Issuance of common stock - Reg D	6,139,063	614	-	-	1,065,602	-	1,066,216	-	1,066,216
Issuance of common stock - advisors	1,813,900	181	-	-	569,803	-	569,984	-	569,984
Issuance of common stock - consultants	885,464	88	-	-	753,506	-	753,594	-	753,594
Issuance of common stock - employees	506,424	50	-	-	187,175	-	187,225	-	187,225
Issuance of common stock - contractor	120,000	12	-	-	119,988	-	120,000	-	120,000
Non-controlling interest portion of investment in subsidiary	-	-	-	-	-	-	-	295,136	295,136
Net loss	-	-	-	-	-	(3,653,530)	(3,653,530)	(112,293)	(3,765,823)
Balance at December 31, 2023	54,096,689	$ 5,410	12,427,839	$ 1,242	$ 17,029,318	$ (14,856,856)	$ 2,179,114	$ 182,843	$ 2,361,957

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

KINGSCROWD, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2024 and 2023

| | December 31 | |
	2024	2023
Cash flows from operating activities		
Net loss	$ (2,382,859)	$ (3,765,823)
Adjustments to reconcile net loss to net cash used in operating activities:		
Bad debt expense	67,377	-
Security deposits forfeiture	-	7,329
Depreciation and amortization	518,397	593,169
Stock-based compensation	582,750	1,702,478
Loan fees capitalized, net of amortization	-	16,923
Capitalized interest expense	-	27,668
Net cash acquired with the subsidiary	-	27,564
Changes in operating assets and liabilities:		
(Increase)/Decrease in accounts receivable	(868)	(51,498)
(Increase)/Decrease in prepaid expenses	(8,299)	-
(Increase)/Decrease in deposit	-	4,275
Increase/(Decrease) in accounts payable	58,853	155,851
Increase/(Decrease) in deferred revenue	(28,730)	(21,740)
Increase/(Decrease) in other current liabilities	8,825	(3,105)
Net cash used in operating activities	(1,184,554)	(1,306,910)
Cash flows from financing activities		
Proceeds from loans	313,060	358,959
Repayments of loans	(307,970)	(284,466)
Proceeds from issuance of Class A common stock	914,368	1,077,466
Offering costs	(15,436)	-
Net cash provided by financing activities	904,022	1,151,959
Net change in cash	(280,532)	(154,951)
Cash at beginning of the period	427,009	581,960
Cash at end of the period	$ 146,477	$ 427,009
Supplemental disclosure of cash flow information:		
Cash paid for interest expense	$ 126,843	$ 40,781
Cash paid for income tax	$ -	$ -

KINGSCROWD, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

KingsCrowd, Inc. (the "Company") is a corporation organized on December 14, 2017 under the laws of Delaware, and headquartered in Boston, Massachusetts. The Company was originally incorporated under the name Kings Crowd, LLC as a Delaware limited liability company. On December 28, 2020, the Company converted from a Delaware limited liability company to a Delaware corporation and changed its name from Kings Crowd, LLC to KingsCrowd, Inc.

The Company seeks to bring together financial experts and technologists to help investors make more informed startup investment decisions on crowdfunding portals by providing the infrastructure for startup business investment decision making based on four key components:

- Education - Providing expert editorial content in addition to "how-to" guides and tools.
- Analytics - Offering standardized deal ratings and synthesized data analytics.
- Research - Combining in-house market research with crowd-sourced research.
- Recommendations - Providing "Top Deal" picks and access to expert network due diligence.

On November 8, 2021, KingsCrowd Capital, LLC was incorporated as a limited liability company under the laws of the State of Delaware and KingsCrowd, Inc. is the sole member.

On January 23, 2023, the Company purchased 17,000 Class A units of LawBot, LLC ("LawBot"), or 50.3% interest. As such, LawBot became a subsidiary of the Company. The Company has the option to subscribe for and purchase the remaining membership interests of LawBot or 16,788 Class A and Class B Units for a consideration of 3.5 times LawBot's adjusted revenue for the year ended December 31, 2025. LawBot, LLC was founded to make EDGAR filing simple and easy and to provide high-quality SEC form drafts for crowdfunding platforms, their issuers, law firms, and their clients.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Basis of Presentation</u>

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The consolidated financial statements include all accounts of KingsCrowd, Inc., KingsCrowd Capital, LLC and LawBot, LLC. All significant intercompany transactions have been eliminated in consolidation.

The Company adopted the calendar year as its basis of reporting.

<u>Use of Estimates</u>

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant Risks and Uncertainties

The Company has not yet produced profits and is subject to customary risks and uncertainties including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the consolidated balance sheets approximate their fair value.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2024 and 2023, the Company had cash of $0 and $27,071, respectively, in excess of federally insured limits, and is therefore subject to significant credit risk and exposed to potential losses on these uninsured deposits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors.

Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions.

During the year ended December 31, 2024, the Company wrote off $67,377 of accounts receivable as uncollectible, providing allowances of $437,157 and $363,781 as of December 31, 2024 and 2023, respectively. These allowances primarily relate to long-outstanding receivables from Series One and other trade receivables. The Company uses the allowance method to account for bad debts, estimating the amount of uncollectible accounts based on historical experience and current economic conditions.

Subscription Receivable

The Company records share issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription receivable is reclassified as a contra account to stockholders' equity on the consolidated balance sheet.

Escrow Receivable

Amounts held in escrow are recognized at estimated realizable value and primarily relate to the stock offerings.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

Property and Equipment, Intangible Assets

Property and equipment and intangible assets are recorded at cost. Depreciation and amortization are calculated using the straight-line method over the following estimated useful lives of assets:

Computer equipment	3 years
Customer list	3 years
Website	3 years
Software	5-15 years
License	indefinite

The useful lives and the depreciation and amortization methods are reviewed periodically to ensure that the periods and depreciation and amortization methods are consistent with the expected pattern of economic benefits from items of property and equipment and intangible assets.

There were no changes in the estimated useful lives of each of the Company's items of property and equipment and intangible assets for the years ended December 31, 2024 and 2023.

Goodwill

The Company records goodwill when it acquires businesses and recognizes the excess of the purchase price over the fair value of identifiable net assets acquired. Goodwill is not amortized but is subject to annual impairment testing as of the reporting date. The impairment test compares the fair value of each reporting unit with its carrying amount, including goodwill. If the fair value is determined to be less than the carrying amount, an impairment loss is recognized, not to exceed the total amount of goodwill allocated to that reporting unit.

The Company performs its semi-annual impairment test and whenever events or changes in circumstances suggest that the carrying amount of goodwill may not be recoverable. The determination of fair value involves significant management judgment and estimation. Key assumptions include projected future cash flows, discount rates, and other factors that could impact

the fair value assessment. The Company reviews and updates the assumptions used in the impairment test regularly to reflect changes in business conditions. Any impairment losses identified are recorded in the consolidated statement of operations in the period in which they are determined.

As of December 31, 2024, no impairment indicators were identified, and the Company believes that the carrying value of goodwill is recoverable. The Company will continue to monitor events and circumstances that could impact the recoverability of goodwill and will perform impairment testing as required by accounting standards.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the management assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the Company's long-lived assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

No impairment in the value of property and equipment or intangible assets was recognized for the years ended December 31, 2024 and 2023.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts (or beneficial conversion features) to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts or beneficial conversion features under these arrangements are (i) amortized over the term of the related debt to their stated date of redemption or (ii) when based on a future contingent event, the beneficial conversion feature is deferred and recorded at the time when the contingency no longer exists.

Non-Controlling Interests

Non-controlling interests are classified as a separate component of equity in the Company's consolidated balance sheets and consolidated statements of changes in stockholders' equity. Net income (loss) attributable to non-controlling interests is reflected separately from consolidated net

income (loss) in the consolidated statements of operations and consolidated statements of changes in stockholders' equity. Any change in ownership of a subsidiary while the controlling financial interest is retained is accounted for as an equity transaction between the controlling and non-controlling interests. In addition, when a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary will be initially measured at fair value and the difference between the carrying value and fair value of the retained interest will be recorded as a gain or loss. The Company has non-controlling interests via its subsidiary LawBot, LLC.

During the years ended December 31, 2024 and 2023, the Company recorded losses of $142,659 and $112,293, respectively, attributable to non-controlling interests.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company collects revenues in advance for its membership subscriptions and initially records as deferred revenues. The Company has determined that its performance obligations in relation to these agreements with customers are satisfied through the passage of time of the underlying subscription period, which are monthly or annually. Monthly subscriptions are recognized upon completion of the month of service, while annual subscriptions are recognized monthly over the subscription period on a straight-line basis.

LawBot, LLC derives revenue from creating, filing and managing all of the customers' capital raising documents online. The Company has determined that its performance obligations in relation to these agreements with customers are satisfied at a point in time when the customer selects, completes and submits a form on LawBot's online platform.

Contract Balances

A receivable is recognized if an amount of consideration that is unconditional is due from the customer (i.e., only the passage of time is required before payment of the consideration is due). The Company collects payments from customers in advance and therefore no accounts receivable is recognized. However, the Company uses third parties for customer payments processing and there may be funds being held in escrow at the end of the reporting period. As of both December 31, 2024 and 2023, $0 of revenues were not yet closed out of escrow.

A contract liability is recognized if a payment is received or a payment is due (whichever is earlier) from a customer before the Company transfers the related goods or services. Contract liabilities are recognized as revenue when the Company performs under the contract (i.e., transfers control of the related goods or services to the customer). The Company has contract liabilities of $209,726 and

$238,456 as of December 31, 2024 and 2023, respectively, recognized as deferred revenue in the consolidated balance sheets.

	Contract Liabilities
Deferred revenue, December 31, 2023	$ 238,456
Cash paid on contracts with customers	300,350
Revenues recognized	(329,080)
Deferred revenue, December 31, 2024	$ 209,726

Disaggregated Revenue Information

	December 31	
	2024	2023
Type of good or service:		
Subscription	$ 246,189	$ 337,728
Forms	310,495	335,322
Others	51,747	43,915
Total revenue from contracts with customers	$ 608,431	$ 716,965
Timing of revenue recognition:		
Good or service transferred over time	$ 246,189	$ 337,728
Good or service transferred at a point in time	362,242	379,237
	$ 608,431	$ 716,965

Advertising Costs

The Company expenses advertising costs as they are incurred. Advertising expense for the years ended December 31, 2024 and 2023 totaled $32,119 and $21,613, respectively.

Research and Development

Research and development costs are expensed as incurred.

Leases

On January 1, 2022, the Company adopted ASC 842, Leases, as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use (ROU) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from lease arrangements. The Company adopted the new guidance using a modified retrospective method. Under this method, the Company elected to apply the new accounting standard only to the most recent period presented, recognizing the cumulative effect of the accounting change, if any, as an adjustment to the beginning balance of retained earnings. Accordingly, prior periods have not been recast to reflect the new accounting standard. The cumulative effect of applying the provisions of ASC 842 had no material impact on accumulated deficit.

The Company elected transitional practical expedients for existing leases which eliminated the requirements to reassess existing lease classification, initial direct costs, and whether contracts contain leases. Also, the Company elected to present the payments associated with short-term leases as an

expense in statements of operations. Short-term leases are leases with a lease term of 12 months or less. The Company leases office spaces with a lease term of 6 to 12 months. The adoption of ASC 842 had no impact on the Company's consolidated balance sheet as of December 31, 2024 and 2023.

Stock-Based Compensation

The Company measures all stock-based awards granted to employees, advisors and directors based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. The Company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company was a limited liability company through the December 28, 2020 conversion date. Accordingly, under the Internal Revenue Code, all taxable income or loss flowed through to its members through such date. Therefore, no provision for income tax has been recorded in the statements until the conversion date. Income from the Company was reported and taxed to the members on their individual tax returns. Upon the conversion to a corporation, the Company is now taxable as a corporation effective December 28, 2020.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2024 and 2023, diluted net loss per share is the same as basic net loss per share for each period.

NOTE 3: GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $2,240,199 and $3,653,530 during the years ended December 31, 2024 and 2023, respectively, has an accumulated deficit of $17,097,055 as of December 31, 2024, has incurred negative cash flows from operations for the years ended December 31, 2024 and 2023, and lacks liquid assets to satisfy its obligations as they come due with a working capital deficit of $1,335,149 as of December 31, 2024. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company's ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 4: INVESTMENT IN SAFE

In December 2022, LawBot, LLC purchased a Simple Agreement for Future Equity ("SAFE") notes of So. Capital Inc., which is now owned by Crowd Diligence, Inc., in the amount of $50,000. The conversion is effective upon Crowd Diligence, Inc. closing an equity funding round of at least $100,000. In May 2023, in exchange for this, Crowd Diligence, Inc. issued to LawBot, LLC the right to certain shares of its capital stock. The discount rate is 20% and the valuation cap is $3,750,000. LawBot, LLC may convert the SAFE to a number of shares of the CF Shadow Series of Preferred Stock in the first equity financing from which Crowd Diligence, Inc. receives gross proceeds of not less than $1,000,000, or elect to continue the term of the SAFE without converting the purchase amount to capital stock. The investment is carried at cost less impairment losses and is assessed for impairment semi-annually. No impairment was recorded as of December 31, 2024 and 2023.

NOTE 5: NON-CURRENT ASSETS

As of December 31, 2024 and 2023, property and equipment and intangible assets consisted of the following:

	December 31, 2024				
	Equipment	Software	Customer list	Website	License
Cost	$ 11,519	$ 325,867	$ 612,814	$ 1,550,000	$ 2,167,610
Less: Reversal	-	-	(243,794)	-	-
Adjusted cost	11,519	325,867	369,020	1,550,000	2,167,610
Accumulated depreciation and amortization	(11,381)	(323,909)	(369,020)	(1,475,000)	-
Net Book Value	$ 138	$ 1,958	$ -	$ 75,000	$ 2,167,610
	December 31, 2023				
	Equipment	Software	Customer list	Website	License
Cost	$ 11,519	$ 325,867	$ 612,814	$ 1,550,000	$ 2,167,610
Less: Reversal	-	-	(243,794)	-	-
Adjusted cost	11,519	325,867	369,020	1,550,000	2,167,610
Accumulated depreciation and amortization	(9,848)	(323,712)	(369,020)	(958,333)	-
Net Book Value	$ 1,671	$ 2,155	$ -	$ 591,667	$ 2,167,610

Depreciation and amortization totaled $518,397 and $593,169 for the years ended December 31, 2024 and 2023, respectively. The cost of fully depreciated and amortized assets still being used amounted to $373,115 and $373,115 as of December 31, 2024 and 2023, respectively. Intangible assets with a cost basis of $2,244,887 and $2,244,887 have a weighted average remaining useful life of 0.37 and 1.37 years as of December 31, 2024 and 2023, all respectively, and will be recognized on a straight-line basis over the remaining amortization period.

In 2023, the Company recorded goodwill of $649,974 upon its acquisition of its subsidiary, Lawbot. The goodwill is assessed for impairment semi-annually and as of December 31, 2024 and 2023, no impairment losses were determined to be necessary. See Note 6.

License

The Company entered into an agreement to license an intellectual property for 16 months beginning December 1, 2019. The Company agreed to pay a monthly fee of approximately 25% of certain revenues generated from the licensed assets. When the aggregate of the fee paid each month reaches

a total of $150,000, the Company agreed to pay an additional 1% of revenue per year until either the Company has paid to the licensor the sum of $1,000,000, or the Company is acquired in a positive transaction, which would be in addition to 5% of the outstanding membership interest units of the Company as of March 31, 2021. Upon which time, the full ownership of all licensed intellectual property shall transfer to the Company.

In February 2022, the agreement was amended to extend the duration of the exclusive license into perpetuity, waive the right of the licensor to any fees not already paid by the Company as licensee, waive any fees that might be contemplated by the original agreement, and deliver to licensor shares of common stock equivalent to 4% of the outstanding Class A common stock of the Company as of March 31, 2021. As a result, the Company issued 2,167,610 shares of Class A common stock to the licensor on the same date of this amended agreement. These shares were attributed a fair value based on the active offering price of the Company's shares of common stock at the issuance date at $1.00 per share and the value was recorded as an indefinite-lived intangible asset.

See Note 6 for the discussion of customer list and website.

NOTE 6: ACQUISITIONS

Early Investing

On March 20, 2020, the Company acquired 100% of the membership interests of Oxford Financial Publishing, LLC (the "Seller") in Early Investing, LLC, a Maryland limited liability company, through an asset purchase agreement. The acquisition was accounted for using the asset purchase method, in which the fair value of the transaction is allocated and attributed to specific assets based on their relative fair value. No liabilities were assumed in the acquisition.

The Company determined that the transaction was an acquisition of asset which is the revenue-producing customer list. The revenue-producing activity of the acquired asset did not remain generally the same as before the transaction. The Seller retained the right to sell its own products to the customer list and is allowed to continue generating revenue from the customer list for a period of two years. Therefore, the full transaction value was attributed as a customer list asset.

The purchase price of the asset is 40% of the gross receipts generated by the Company from the customer list in the first year after the purchase, 25% in the second year and 10% in the third year. Based upon the revenue generated by the Company by marketing its Kings Crowd products to the customer list, for the period from May 2020 to January 2021, the Company estimated that average monthly revenues from the customer list will be $68,090 per month for the three-year period following the purchase. In accordance with ASC 450 where the contingent future liabilities under this agreement are probable and estimable, the Company had recorded an acquisition payable of $612,814, as an estimate of the three years of payments to be made to the Seller and has recorded a customer list asset of $612,814, amortized using the straight-line method over the three-year estimated useful life of the asset. The Company reassessed the purchase price at the end of the reporting period based on the actual revenues generated from the date of the acquisition to the reporting date. As a result, customer list and acquisition payable were reduced to $369,020 and a gain from reversal of accumulated amortization amounting to $152,464 was recognized during the year ended December 31, 2022.

The amortization was recorded as "sales and marketing – customer list amortization" operating expense in the consolidated statements of operations in the amount of $0 and $41,002 for the years

ended December 31, 2024 and 2023, respectively. As of December 31, 2024 and 2023, acquisition payable amounted to $369,020.

Crowdwise

On July 1, 2021, the Company entered into an agreement to purchase certain assets of Crowdwise, LLC, operated on the internet in connection with its website, for an aggregate consideration of $50,000 paid on April 2022. The acquisition was accounted for using the asset purchase method, in which the fair value of the transaction is allocated and attributed to specific assets based on their relative fair value. No liabilities were assumed in the acquisition.

The assets acquired consisted of domains, brand/trademarks, images, software, social media accounts, contents and newsletter subscribers, of which the Company determined the full amount of fair value received in this transaction is attributed to the website and its underlying code and therefore the full transaction value was attributed as a website asset. The website asset is amortized over the three-year estimated useful life of the asset (see Note 5).

Technori

On February 25, 2022, the Company entered into an agreement to purchase certain assets of Technori, LLC, operated on the internet in connection with its website, for an aggregate consideration of 1,500,000 shares of Class A common stock of the Company, which were attributed a fair value based on the active offering price of the Company's shares of common stock at the issuance date at $1.00 per share. The acquisition was accounted for using the asset purchase method, in which the fair value of the transaction is allocated and attributed to specific assets based on their relative fair value. No liabilities were assumed in the acquisition.

The assets acquired consisted of websites, social media accounts, domain names, newsletter, subscriptions and all Technori digital assets, of which the Company determined the full amount of fair value received in this transaction is attributed to the website and its underlying code and therefore the full transaction value was attributed as a website asset. The website asset is amortized over the three-year estimated useful life of the asset (see Note 5).

Lawbot

On January 23, 2023, the Company purchased 17,000 Class A units of LawBot, LLC ("LawBot"), or 50.3% interest. As such, LawBot became a subsidiary of the Company. The Company has the option to subscribe for and purchase the remaining membership interests of LawBot or 16,788 Class A and Class B Units for a consideration of 3.5 times LawBot's adjusted revenue for the year ended December 31, 2025.

The consideration paid for this acquisition was $250,000 of cash and 1,000,000 warrants (the "Warrants") to purchase Class A Common Stock (the "Common Stock") of KingsCrowd at an exercise price of $1.20 per share, which the Company valued under the Black-Scholes method at $344,000, resulting in total purchase consideration of $594,000.

Upon acquisition, the Company recorded the assets and liabilities of Lawbot at fair value, resulting in the recognition of assets of $138,283 and liabilities of $489,393. The excess of the consideration paid over the net identifiable assets received resulted in the recognition of goodwill of $649,974 and non-controlling interests in the net assets (contra-equity) of $295,136.

The Company obtained a loan in connection with this acquisition, as discussed in Note 7.

NOTE 7: LOANS

In 2021 and 2022, the Company entered into short-term agreements with non-bank entities under which future accounts receivable may be purchased for a discount. Repayments are made monthly and the loans are secured by Company's assets under the agreements' terms. The Company received a total of $0 under such relationships and incurred fees of $0 during the years ended December 31, 2024 and 2023. The fees incurred were recorded as a discount to the loans and amortized to interest expense over the 12-month contract term. The Company repaid a total of $0 and $89,145, including payment for fees amounting to $0 and $7,329, during the years ended December 31, 2024 and 2023, all respectively. The balance due as of December 31, 2024 and 2023 was $0.

In 2023 and 2024, the Company entered into similar agreements above with different entities. The Company received a total of $30,060 and $40,500 and under such relationships and incurred fees of $940 and $4,500 during the years ended December 31, 2024 and 2023, respectively. The Company repaid a total of $113,310 and $23,609, including payment for fees amounting to $56,251 and $10,109, during the years ended December 31, 2024 and 2023, all respectively. The balance due as of December 31, 2024 and 2023 was $0 and $14,321, respectively.

From January 2022 to August 2024, the Company obtained loans from Celtic Bank through Stripe Capital Program, a business loan program for users of Stripe, Inc.'s payment processing platform. As of December 31, 2024 and 2023, the Company received a total of $58,000 and $26,900 and incurred a fixed fee assessed by the bank totaling $7,869 and $3,658 which represents the total cost of the loan, all respectively. The repayment rate of the principal and fixed fee is 20% of daily merchant receivables withheld by Stripe, Inc. to repay the loan. The Company repaid $59,439 and $63,675 during the years ended December 31, 2024 and 2023, respectively. Of such, during the years ended December 31, 2024 and 2023, $2,900 and $9,594, respectively, relate to the fixed fee which were recorded as interest expense in the consolidated statement of operations. The balance outstanding as of December 31, 2024 and 2023 was $11,030 and $21,817, respectively.

In 2023, the Company obtained a loan with a principal amount of $250,000 from Gold Ridge Micro Cap II. The proceeds were solely for the purchase of membership interests in LawBot. The term loan bears interest of 12% per annum, matures on December 31, 2025, and is secured by the Company's right, title and interest in the equity interests in LawBot LLC. In 2024, the Company repaid $183,163. The balance outstanding as of December 31, 2024 and 2023 was $0 and $183,163, respectively.

In July and November 2024, the Company obtained loans with a principal amount of $225,000 from Scott Group, LLC, bearing interest at 9% and maturing in 2027. The loan requires monthly payments of $7,155. The Company repaid a total of $15,890 including interest payments amounting to $2,011, during the year ended December 31, 2024. The balance due as of December 31, 2024 and 2023 was $211,111. Future maturities on this loan are $75,000, $75,000, and $61,111 for the years 2025, 2026, and 2027, respectively.

NOTE 8: EQUITY

Limited Liability Company to Corporate Conversion, Stock Split

At inception, the Company had a single class of common units authorized, of which 1,000 were granted to its founding members, and each unit has equal voting rights and profit interests in the Company. These units have been issued to the founding members and were attributed zero value in these financial statements. In June 2018, the Company effected a 2,000-for-1 reverse split, increasing the total granted units from 1,000 to 2,000,000.

In December 2020, the Company authorized 66,000,000 shares of $0.0001 par value common stock, including 51,000,000 shares of Class A common stock and 15,000,000 shares of Class B common stock, upon conversion to corporation, as discussed in Note 1. All membership interests in Kings Crowd, LLC, including unvested restricted units and unexercised warrants, were converted at a conversion rate of 12.71915097123437 shares of common stock for each membership unit. All shares and warrants reflected in these financial statements are indicative of post-split figures and the par value of the issued shares was recorded with the offset to additional paid-in capital.

In April 2023, the Company amended its certificate of incorporation. The Company is authorized to issue 150,000,000 shares of Class A Common Stock, par value $0.0001 per share, and 15,000,000 shares of Class B Common Stock, par value $0.0001 per share.

As of December 31, 2024 and 2023, 12,427,839 and 12,427,839 shares of Class A common stock and 11,594,551 and 11,594,551 shares of Class B common stock of the founders were issued and outstanding, all respectively.

Common Stock

The Class A common stock and Class B common stock are identical in all respects, except that each share of Class A common stock is entitled to one vote per share and each share of Class B common stock is entitled to ten votes per share. The two classes of common stock generally vote together as a single class on all matters submitted to a vote of the stockholders, except as otherwise required by law and the certificate of incorporation. The two classes of common stock participate ratably, meaning that each share of common stock is treated equally, with respect to dividends and distributions declared by the board of directors and in any distribution of the Company's assets available for distribution to the stockholders upon any liquidation or winding up of the Company. Each outstanding share of Class B common stock is convertible into one fully paid and nonassessable share of Class A Common stock (i) at any time at the option of the holder or (ii) automatically upon the consummation by the Company of an underwritten public offering of the Company's securities from which the Company receives gross proceeds in excess of $10,000,000.

Shares Issued for Services

The Company's 202 Incentive Plan (the "Plan") authorized the issuance of 8,000,000 shares of common stock. The Company grants restricted stock awards to employees and non-employee advisors and consultants which are subject to vesting terms of 3-48 months.

A summary of restricted stock awards granted by the Company is as follows:

	December 31	
	2024	**2023**
Balance at beginning of the year	14,039,827	12,827,439
Granted	1,510,000	2,112,553
Forfeited	(10,397)	(564,813)
Balance at end of the year	15,539,430	14,375,179

During the years ended December 31, 2024 and 2023, 1,517,776 and 3,325,787 shares of Class A common stock were issued and vested and $582,751 and $1,702,478 were recorded as stock-based compensation expense in the consolidated statement of operations, all respectively. As of December 31, 2024 and 2023, 638,278 and 656,451, shares of Class A common stock remained subject to vesting terms, respectively, with remaining time to vesting of 1.1 years as of December 31, 2024.

Regulation A and D Offering

In 2021, the Company qualified to offer up to 15,000,000 shares of Class A common stock under Regulation A. Of the 15,000,000 shares of Class A common stock being offered, (i) the Company is offering up to an aggregate of 13,000,000 newly issued shares of Class A common stock and (ii) certain selling stockholders are offering up to an aggregate of 2,000,000 shares of Class A common stock currently outstanding ("Regulation A Offering"). The shares being offered by one of the selling stockholders are held as shares of Class B common stock, which shares will convert into shares of Class A common stock upon the sale of such shares in the Regulation A Offering. During the year ended December 31, 2022, the Company issued new shares of Class A common stock totaling 2,645,327 and 1,097,893 for gross proceeds of $2,645,328 and $1,097,893 at a price per share of $1.00 and the selling stockholders sold 255,474 and 35,838 shares of Class A common stock and 255,474 and 35,838 shares of Class B common stock, all respectively.

The Company also issued 100,000 shares of Class A common stock under a Regulation D offering for gross proceeds of $ $100,000 during the year ended December 31, 2023.

Private Placement

In 2023, the Company started offering up to 4,687,500 of its Class A common stock, par value $0.0001 per share under Regulation CF Offering. During the years ended December 31, 2024 and 2023, the Company issued a total of 3,676,249 and 6,039,063 shares of Class A common stock for gross proceeds of $611,897 and $966,216, all respectively, at a price per share of $0.16. As of December 31, 2024 and 2023, $20,000 and $13,750 were recorded as subscription receivable in the consolidated balance sheet, respectively.

Regulation CF Offering

In 2024, the Company raised gross proceeds of $308,721 through the issuance of 1,929,506 shares of Class A common stock, in the aggregate, at a price per share of $0.16. The offering cost incurred was $15,436.

Warrants

The Company issued 1,000,000 warrants to purchase Class A Common Stock (the "Common Stock") to Lawbot at an exercise price of $1.20 per share in connection with the acquisition discussed in Note 6. The warrants remain unexercised as of December 31, 2024 and expire on January 31, 2030.

Other Issuances

In 2022, the Company issued 1,500,000 shares of Class A common stock in conjunction with the asset purchase agreement discussed in Note 6. These shares were attributed a fair value based on the active offering price of the Company's shares of common stock at the issuance date at $1.00 per share.

In addition, 2,167,610 shares of Class A common stock were issued in connection with the licensed intellectual property discussed in Note 5. The shares were attributed a fair value based on the active price of the Company's shares of common stock at issuance date at $1.00 per share.

Shares Outstanding

As of December 31, 2024 and 2023, 61,220,220 and 54,096,689 shares of Class A common stock and 12,427,839 and 12,427,839 shares of Class B common stock were issued and outstanding, all respectively. Certain stock issuances were under restricted unit purchase agreements which stipulated repurchase options subject to vesting schedules dependent upon the stockholders' continued service to the Company, with the repurchase price set at the issuance price per share. As of December 31, 2024 and 2023, 638,278 and 656,451 shares of Class A common stock were unvested and remained subject to the repurchase option, respectively.

LawBot, LLC

Concerning LawBot, LLC, the debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 9: RELATED PARTY TRANSACTIONS

In 2018, LawBot, LLC obtained loans from its members with an aggregate principal balance of $284,843. The notes bear a simple interest rate of 8% per annum and mature on March 31, 2026, as amended. As of December 31, 2024 and 2023, the total principal of $284,843 and $284,843 was outstanding and related accrued interest payable was $162,521 and $134,779, both respectively. During the year ended December 31, 2024 and 2023, the interest expense recognized amounted to $27,742 and $27,668, respectively.

NOTE 10: RECENT ACCOUNTING PRONOUNCEMENTS

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,* including subsequently issued ASUs, to clarify the implementation guidance in ASU 2016-13. The standard's main goal is to improve financial reporting by requiring earlier recognition of credit losses on financing receivables and other financial assets in scope. ASU 2016-13 will be effective for private companies' fiscal years beginning after December 15, 2022. Early adoption is permitted. The Company is adopted this standard effective January 1, 2023 and the adoption of such did not have a material impact on the Company's consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, *Intangibles - Goodwill and Other (Topic 350)*, simplifying Accounting for Goodwill Impairment. ASU 2017-04 removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will now be the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is adopted this standard effective January 1, 2023 and the adoption of such did not have a material impact on the Company's consolidated financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 11: COMMITMENTS, CONTINGENCIES, AND CONCENTRATIONS

General

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 12: INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statements and income tax purposes. The differences relate primarily to net operating loss carryforwards. As of December 31, 2024 and 2023, the Company had net deferred tax assets before valuation allowance of $1,904,233 and $1,527,624, respectively. The following table presents the deferred tax assets by source:

| | December 31 | | | |
	2024		2023	
Deferred tax assets:				
Net operating loss carryforwards	$	1,627,556	$	1,339,541
Research and development credits		276,677		188,083
Valuation allowance		(1,904,233)	-	1,527,624
Net deferred tax assets	$	-	$	-

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required as the Company has not yet generated income since inception. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 24.95%. The effective rate is reduced to 0% due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. As of December 31, 2024 and 2023, the Company had net operating loss carryforwards available to offset future taxable income in the amount of $6,523,271 and $5,368,902, respectively.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 13: SUBSEQUENT EVENTS

<u>Class A Common Stock Issuance</u>

Through the issuance date of these consolidated financial statements, the Company raised gross proceeds of $191,000 through the issuance of 1,185,985 shares of Class A common stock under private placements and debt conversion.

<u>SAFE Agreements</u>

In December 2024, the Company entered into agreements with various investors to exchange SAFE notes of the Company totaling $92,399 into convertible notes.

<u>Convertible Notes</u>

In January 2025, Company entered into convertible note agreements with various lenders for total principal amounting to $582,276, with simple interest on the outstanding principal amount at the rate of 6.0% per annum. All unpaid interest and principal shall be due and payable upon request of the majority holders on or after May 10, 2026.

<u>Management's Evaluation</u>

Management has evaluated subsequent events through May 21, 2025, the date the consolidated financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Bloomberg, Standard & Poor's, and Morningstar built empires on public market data, providing institutional investors with the information they need to make major investment decisions. The combined market cap of S&P and Morningstar alone is over $170 billion. There's one area in today's financial world that is significantly underserved: the private markets. This market is estimated to be several times larger than the public markets that they track. The private markets include startups, real estate, private credit, collectibles, and other alternative investments. Investing in these assets has historically happened through handshakes and private boardrooms, but now they are coming online where anyone can invest.

Kings Crowd has built the data layer to track these investments. Chris Lestrino launched Kings Crowd seven years ago with the goal of providing data-driven insights for private markets, similar to what Bloomberg provides for public markets. They have built one of the most comprehensive databases focused on equity crowdfunding raises. With their proprietary data layer, Kings Crowd OS, they automatically track more than 10,000 crowdfunding deals across more than 100 platforms in real time. That data powers their three main revenue streams: Research and analysis for consumers. Raw data and API interfaces for investment platforms. A full suite of founder advisory services where they help founders structure their deals and navigate new capital raising waters. As of mid-2025, they are experiencing growth over 2024 levels through both organic and inorganic initiatives. To date, they have acquired seven competitors, including two major acquisitions this year, one of which was Crowche, further cementing their position as a leader in founder advisory services.

Their clients include government agencies and major universities such as Harvard, USC, and Notre Dame, who have used their data for market research. Several crowdfunding platforms have also cited Kings Crowd in their materials. The speaker believes that building another database like theirs would be incredibly difficult to reproduce. They strive to make Kings Crowd a reliable source of data in the industry, which they believe positions them well as demand for quality data continues to grow. They have previously raised more than $7 million from 4,000 investors. They believe they have achieved product-market fit and plan to use the capital from the current raise to scale what is working by: Investing in their salesforce. Expanding on their marketing efforts. Launching a premium tier for their super users. Building new AI-powered tools to meet more user needs. The speaker truly believes that in 10 years, people will open up their Fidelity or Robinhood accounts and see startup investments right next to the likes of Apple and Google stock. Kings Crowd ratings will be next to every one of those deals, just like people see Morningstar ratings today. Institutional investors have had their advantages for decades, and now it is the viewer's turn to invest in Kings Crowd.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

CERTIFICATE OF INCORPORATION
OF
KINGSCROWD, INC.
a Delaware corporation

ARTICLE 1

NAME

The name of this corporation is KingsCrowd, Inc. (the "**Corporation**").

ARTICLE 2

REGISTERED OFFICE

The address of the Corporation's registered office in the State of Delaware is 16192 Coastal Highway in the City of Lewis, County of Sussex, zip code 19958. The name of the registered agent at such address upon whom process against this corporation may be served is Harvard Business Services.

ARTICLE 3

PURPOSE

The purpose of this Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of Delaware (the "**DGCL**") as the same exists or may hereafter be amended.

ARTICLE 4

CAPITAL STOCK

4.1.   Authorized Shares. The Corporation is authorized to issue fifty-one million (51,000,000) shares of Class A Common Stock, par value $0.0001 per share (the "**Class A Common Stock**"), and fifteen million (15,000,000) shares of Class B Common Stock, par value $0.0001 per share (the "**Class B Common Stock**", and together with the Class A Common Stock, the "**Common Stock**"). The number of authorized shares of any class or classes of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of at least a majority of the voting power of the issued and outstanding shares of Common Stock of the Corporation, voting together as a single class.

4.2.   Common Stock. A statement of the designations of each class of Common Stock and the powers, preferences and rights and qualifications, limitations or restrictions thereof is as follows:

(a)   Voting Rights.

(i)   Except as otherwise provided herein or by applicable law, the holders of shares of Class A Common Stock and Class B Common Stock shall at all times vote together as one class on all matters (including the election of directors) submitted to a vote or for the consent of the stockholders of the Corporation.

(ii) Each holder of shares of Class A Common Stock shall be entitled to one (1) vote for each share of Class A Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation.

(iii) Each holder of shares of Class B Common Stock shall be entitled to ten (10) votes for each share of Class B Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation.

(b) Dividends. The holders of Class A Common Stock and the holders of Class B Common Stock shall be entitled to share equally, on a per share basis, in such dividends and other distributions of cash, property or shares of stock of the Corporation as may be declared by the Board of Directors from time to time with respect to the Common Stock out of assets or funds of the Corporation legally available therefor; provided, however, that in the event that such dividend is paid in the form of shares of Common Stock or rights to acquire Common Stock, the holders of Class A Common Stock shall receive Class A Common Stock or rights to acquire Class A Common Stock, as the case may be, and the holders of Class B Common Stock shall receive Class B Common Stock or rights to acquire Class B Common Stock, as the case may be.

(c) Liquidation. In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Corporation, the holders of Class A Common Stock and the holders of Class B Common Stock shall be entitled to share equally, on a per share basis, all assets of the Corporation of whatever kind available for distribution to the holders of Common Stock.

(d) Subdivision or Combinations. If the Corporation in any manner subdivides or combines the outstanding shares of one class of Common Stock, the outstanding shares of the other class of Common Stock will be subdivided or combined in the same manner.

(e) Equal Status. Except as expressly provided in this Article 4, Class A Common Stock and Class B Common Stock shall have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters. Without limiting the generality of the foregoing, (i) in the event of a merger, consolidation or other business combination requiring the approval of the holders of the Corporation's capital stock entitled to vote thereon (whether or not the Corporation is the surviving entity), the holders of the Class A Common Stock shall have the right to receive, or the right to elect to receive, the same form of consideration, if any, as the holders of the Class B Common Stock and the holders of the Class A Common Stock shall have the right to receive, or the right to elect to receive, at least the same amount of consideration, if any, on a per share basis as the holders of the Class B Common Stock, and (ii) in the event of (x) any tender or exchange offer to acquire any shares of Common Stock by any third party pursuant to an agreement to which the Corporation is a party or (y) any tender or exchange offer by the Corporation to acquire any shares of Common Stock, pursuant to the terms of the applicable tender or exchange offer, the holders of the Class A Common Stock shall have the right to receive, or the right to elect to receive, the same form of consideration as the holders of the Class B Common Stock and the holders of the Class A Common Stock shall have the right to receive, or the right to elect to receive, at least the same amount of consideration on a per share basis as the holders of the Class B Common Stock.



Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE CERTIFICATE OF AMENDMENT OF "KINGSCROWD, INC.",

FILED IN THIS OFFICE ON THE FIRST DAY OF MAY, A.D. 2023, AT

8:54 O`CLOCK A.M.



Jeffrey W. Bullock, Secretary of State

6662790 8100
SR# 20244516893

Authentication: 205156054
Date: 12-17-24

You may verify this certificate online at corp.delaware.gov/authver.shtml

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION OF KINGSCROWD, INC.

KingsCrowd, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "**Corporation**"), hereby certifies as follows:

1.   This Certificate of Amendment (the "**Certificate of Amendment**") amends the provisions of the Corporation's Certificate of Incorporation filed with the Secretary of State on December 29, 2020 (the "**Certificate of Incorporation**").

2.   Section 4.1 of the Certificate of Incorporation is hereby amended and restated in its entirety as follows:

4.1.   Authorized Shares. The Corporation is authorized to issue one hundred fifty million (150,000,000) shares of Class A Common Stock, par value $0.0001 per share (the "Class A Common Stock"), and fifteen million (15,000,000) shares of Class B Common Stock, par value $0.0001 per share (the "Class B Common Stock", and together with the Class A Common Stock, the "Common Stock"). The number of authorized shares of any class or classes of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of at least a majority of the voting power of the issued and outstanding shares of Common Stock of the Corporation, voting together as a single class.

3.   This amendment was duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

4.   All other provisions of the Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by Christopher Lustrino, its President, this 19th day of April, 2023.

DocuSigned by:

Chris Lustrino

81498356CA20444...

Christopher Lustrino
President

Incorporation or the Bylaws of the Corporation, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation.

5.2.   Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

5.3.   No stockholder will be permitted to cumulate votes at any election of directors.

5.4.   In furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to adopt, alter, amend or repeal the Bylaws of the Corporation. The affirmative vote of at least a majority of the Board of Directors then in office shall be required in order for the Board to adopt, amend, alter or repeal the Corporation's Bylaws. The Corporation's Bylaws may also be adopted, amended, altered or repealed by the stockholders of the Corporation. No Bylaw hereafter legally adopted, amended, altered or repealed shall invalidate any prior act of the directors or officers of the Corporation that would have been valid if such Bylaw had not been adopted, amended, altered or repealed.

ARTICLE 6

CORPORATE EXISTENCE

The Corporation is to have perpetual existence.

ARTICLE 7

LIMITATION OF LIABILITY AND INDEMNIFICATION

7.1.   Limitation of Personal Liability. To the fullest extent permitted by the DGCL as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director. If the DGCL or other law of the State of Delaware is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL or other law of the State of Delaware, as so amended. Neither any amendment nor repeal of this Section A, nor the adoption of any provision of this Corporation's Certificate of Incorporation inconsistent with this Section A, shall eliminate or reduce the effect of this Section A, in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Section A, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

7.2.   Indemnification and Advancement of Expenses. The Corporation shall indemnify its directors and officers to the fullest extent authorized or permitted by the DGCL, as now or hereafter in effect, and such right to indemnification shall continue as to a person who has ceased to be a director or officer of the Corporation and shall inure to the benefit of such person's heirs, executors and personal and legal representatives. A director's or officer's right to indemnification conferred by this Section 7.2 shall include the right to be paid by the Corporation the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition, provided that such director or officer presents to the Corporation a written undertaking to repay such amount if it shall ultimately be determined that such director or officer is not entitled to be indemnified by

the Corporation under this Article 7 or otherwise. Notwithstanding the foregoing, except for proceedings to enforce any director's or officer's rights to indemnification or rights to advancement of expenses, the Corporation shall not be obligated to indemnify any director or officer, or advance expenses of any director or officer, (or such director's or officer's heirs, executors or personal or legal representatives) in connection with any proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized by the Board.

7.3. Non-Exclusivity of Rights. The rights to indemnification and advancement of expenses conferred in Section 7.2 shall neither be exclusive of, nor be deemed in limitation of, any rights to which any person may otherwise be or become entitled or permitted under this Certificate of Incorporation, the Bylaws, any statute, agreement, vote of stockholders or disinterested directors or otherwise.

7.4. Insurance. To the fullest extent authorized or permitted by the DGCL, the Corporation may purchase and maintain insurance on behalf of any current or former director or officer of the Corporation against any liability asserted against such person, whether or not the Corporation would have the power to indemnify such person against such liability under the provisions of this Article 7 or otherwise.

7.5. Persons Other Than Directors and Officers. This Article 7 shall not limit the right of the Corporation, to the extent and in the manner permitted by law, to indemnify and to advance expenses to, or to purchase and maintain insurance on behalf of, persons other than those persons described in the first sentence of Section 7.2 or to advance expenses to persons other than directors or officers of the Corporation.

7.6. Effect of Modifications. Any amendment, repeal or modification of any provision contained in this Article 7 shall, unless otherwise required by law, be prospective only (except to the extent such amendment or change in law permits the Corporation to further limit or eliminate the liability of directors or officers) and shall not adversely affect any right or protection of any current or former director or officer of the Corporation existing at the time of such amendment, repeal or modification with respect to any acts or omissions occurring prior to such amendment, repeal or modification.

ARTICLE 8

AMENDMENT OF CERTIFICATE OF INCORPORATION

The Corporation reserves the right to amend, alter change or repealed any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed by the laws of the State of Delaware, and all rights conferred upon the stockholders herein are granted subject to this reservation.

ARTICLE 9

BUSINESS COMBINATIONS WITH INTERESTED STOCKHOLDERS.

The Corporation expressly elects not to be governed by Section 203 of the DGCL.

ARTICLE 10

CORPORATE OPPORTUNITIES

The Corporation renounces to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons delineated in (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation. Any repeal or modification of this Article 10 will only be prospective and will not affect the rights under this Article 10 in effect at the time of the alleged occurrence of any actions or omission to act giving rise to liability.

To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in any shares of capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article 10.

ARTICLE 11

INCORPORATOR

The name and mailing address of the incorporator are as follows:

William P. Ruffa
147 Green Peak Orchard N
East Dorset, VT 05253

I, The Undersigned, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this 28th day of December, 2020.

By: _____

William P. Ruffa, Incorporator

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